Exhibit 99.1
                                                                    ------------

[PUBLICIS GROUPE S.A. LOGO]

                              PUBLICIS GROUPE S.A.






--------------------------------------------------------------------------

                           CONSOLIDATED INTERIM REPORT

                            (FOR THE SIX MONTHS ENDED
                                 JUNE 30, 2002)

--------------------------------------------------------------------------

                              PUBLICIS GROUPE S.A.

       A FRENCH SOCIETE ANONYME WITH FULLY-PAID CAPITAL OF (EURO)55,919,310

         REGISTERED OFFICE: 133 AVENUE DES CHAMPS ELYSEES - 75008 PARIS

                      FISCAL YEAR: JANUARY 1 TO DECEMBER 31

                        542 080 601 RCS PARIS - APE 741J

I-  CONSOLIDATED INCOME STATEMENT FOR THE SIX MONTHS ENDED JUNE 30, 2002


--------------------------------------------------------------------------------
          (IN MILLIONS OF EUROS)            NOTE  SIX       SIX        YEAR
                                                  MONTHS     MONTHS     ENDED
                                                  ENDED      ENDED     DEC. 31,
                                                 JUNE 30,   JUNE 30,    2001
                                                 2002       2001
--------------------------------------------------------------------------------

Reconstituted billings                            9 707     7 538      16 667

--------------------------------------------------------------------------------
REVENUES                                          1 176     1 148       2 434
--------------------------------------------------------------------------------
Salaries and related expenses                      (688)     (680)    (1 363)

Other operating expenses                           (304)     (287)      (661)
                                                   -----     -----      -----
Total operating expenses                           (992)     (967)    (2 024)

Other operating income                               10         9         16
--------------------------------------------------------------------------------
OPERATING INCOME BEFORE DEPRECIATION AND            194       190        426
AMORTIZATION
--------------------------------------------------------------------------------
Depreciation and amortization expense       4.8     (42)      (41)       (84)
--------------------------------------------------------------------------------
OPERATING INCOME                                    152       149        342
--------------------------------------------------------------------------------
FINANCIAL EXPENSE, NET                      4.9      (7)      (16)       (30)
--------------------------------------------------------------------------------
INCOME OF CONSOLIDATED COMPANIES BEFORE             145       133        312
TAXES, EXCEPTIONAL ITEMS AND GOODWILL
AMORTIZATION
--------------------------------------------------------------------------------
Exceptional (expense) income                4.10     (3)      (21)       (24)
Income taxes                                4.11    (45)      (33)       (78)
--------------------------------------------------------------------------------
NET INCOME OF CONSOLIDATED COMPANIES                 97        79        210
--------------------------------------------------------------------------------
Equity in net income of non-consolidated              2         6          9
companies
--------------------------------------------------------------------------------
NET INCOME BEFORE GOODWILL AMORTIZATION              99        85        219
--------------------------------------------------------------------------------
OF WHICH GROUP INTERESTS                             85        74        199
--------------------------------------------------------------------------------
Goodwill amortization                       4.8     (30)      (20)       (49)
--------------------------------------------------------------------------------
NET INCOME BEFORE MINORITY INTERESTS                 69        65        170
--------------------------------------------------------------------------------
Minority interests                                  (14)      (11)       (19)
--------------------------------------------------------------------------------
GROUP NET INCOME                                     55        54        151
--------------------------------------------------------------------------------

PER SHARE DATA
--------------------------------------------------------------------------------
Basic:
-----
Number of shares, basic (thousands)               139 699    138 816
Net earnings per share                               0.39       0.39
Net earnings per share before goodwill               0.60       0.53
  amortization

Diluted:
-------
Number of shares, diluted (thousands)             156 286    139 624
Net earnings per share - diluted                     0.41       0.38
Net earnings per share before goodwill               0.60       0.53
amortization - diluted
--------------------------------------------------------------------------------


II-  CONSOLIDATED BALANCE SHEET AT JUNE 30, 2002



--------------------------------------------------------------------------------
                                        NOTE      JUNE 30,      DECEMBER 31,
        (IN MILLIONS OF EUROS)                     2002            2001
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Goodwill, net                           4.1         927            993
Intangible assets, net                  4.1         160            199
Property and equipment, net             4.2         308            351
Investments and other financial                      60             67
assets, net
Investments accounted for by the                      7              8
equity method

TANGIBLE AND INTANGIBLE ASSETS, NET               1 462          1 618

Inventory and costs billable to clients             161            195
Accounts receivable                               1 882          1 845
Other receivables                                   489            439
Oceane redemption premium               4.3         233              -
Marketable securities                   4.4         485            178
Cash and cash equivalents                           530            621

CURRENT ASSETS                                    3 780          3 278

TOTAL ASSETS                                      5 242          4 896

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                       NOTE           JUNE 30,    DECEMBER 31,
        (IN MILLIONS OF EUROS)          N(DEGREE)       2002          2001
--------------------------------------------------------------------------------

Capital stock                                           56             56
Additional paid-in capital and                         211            227
retained earnings

SHAREHOLDERS' EQUITY                                   267            283

MINORITY INTERESTS                                      77             89

PROVISIONS FOR CONTINGENCIES AND        4.5            224            266
CHARGES

Bank borrowings and overdrafts          4.6          1 746          1 069
Accounts payable                                     1 766          1 875
Accrued expenses and other                           1 162          1 314
liabilities

BANK BORROWINGS AND CURRENT                          4 674          4 258
LIABILITIES

TOTAL LIABILITIES AND SHAREHOLDERS'                  5 242          4 896
EQUITY
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
NET FINANCIAL DEBT (1)                                498            270
--------------------------------------------------------------------------------
(1) AFTER DEDUCTING THE OCEANE REDEMPTION PREMIUM RECOGNIZED AS AN ASSET


III- CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY BETWEEN JANUARY
     1, 2001 AND JUNE 30, 2002


--------------------------------------------------------------------------------
                                                            ADDITIONAL
                                                             PAID-IN
                                                             CAPITAL      TOTAL
  NUMBER                                           CAPITAL     AND       SHAREHOLDERS'
 OF SHARES          IN MILLIONS OF EUROS           STOCK    RETAINED      EQUITY
                                                            EARNINGS
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

138 219 819     DECEMBER 31, 2000 BEFORE IMPACT OF    53      280         333
                TREASURY STOCK

   (871 309)    Treasury stock at December 31, 2000    -      (34)        (34)

137 348 510     DECEMBER 31, 2000 AFTER IMPACT OF     53      246         299
                TREASURY STOCK

  1 380 177     Publicis Groupe S.A. capital           1       -           1
                increase

                Impact on nominal share price of       2      (2)         0
                conversion to euros

                Dividends paid by Publicis Groupe      -     (28)       (28)
                S.A.

                Translation adjustment                 -       0          0

                Additional impact of S&S               -     (37)       (37)
                acquisition - pooling of interests

                Additional impact of the S&S           -    (195)      (195)
                acquisition due to the probable
                payment of Contingent Value Rights
                (CVRs)

                Revaluation of the Zenith stake        -      60         60
                (50%), previously equity-accounted

    871 309     Change in attribution of treasury      -      34         34
                stock (1)

                Other movements                              (2)        (2)

                Consolidated net income, Group         -     151        151
                interest

139 599 996     DECEMBER 31, 2001                     56     227        283

    198,279     Publicis Groupe S.A. capital          -       -          -
                increase

                Dividends paid by Publicis Groupe     -      (29)       (29)
                S.A.

                Translation adjustment                -      (34)       (34)

                Additional impact of S&S              -       0         0
                acquisition - pooling of interests

                Adjustment to the allocation of       -      (10)       (10)
                the Zenith (50%) acquisition
                price, previously accounted for
                under the equity method

                Additional amount on the CVRs         -      (1)        (1)
                falling due in March

                Other movements                               3          3

                Consolidated net income, Group        -      55         55
                interest

139 798 275     JUNE 30, 2002                        56      211        267
------------------------------------------------------------------------------

(1)  FOLLOWING THE MANAGEMENT BOARD'S DECISIONS IN 2001 AND IN THE FIRST SIX
     MONTHS OF 2002 TO ALLOCATE TREASURY STOCK HELD IN THE PORTFOLIO EXCLUSIVELY
     TO EMPLOYEES, THE SHARES THAT WERE DEDUCTED FROM SHAREHOLDERS' EQUITY UNTIL
     DECEMBER 31, 2000, ARE NOW RECORDED UNDER MARKETABLE SECURITIES


IV-  CONSOLIDATED STATEMENTS OF CASH FLOWS

------------------------------------------------------------------------------
                                                 SIX        SIX       YEAR
                                                MONTHS     MONTHS    ENDED
                                                ENDED      ENDED    DEC. 31,
           (IN MILLIONS OF EUROS)             JUNE 30,    JUNE 30,    2001
                                                2002        2001
------------------------------------------------------------------------------

I-  CASH FLOWS FROM OPERATING ACTIVITIES
----------------------------------------

Net income                                         69         65       170
Gain on sale of fixed assets (before tax)          (1)         -       (60)
Depreciation and amortization                      72         61       149
                                              --------------------------------
SELF-FINANCING ABILITY                            140        126       259

Equity in net income of non-consolidated            1         (6)       (9)
companies
Dividends received from investments                 0          1         8
accounted for under the equity method
Change in working capital requirements            (99)      (192)     (214)
                                              --------------------------------
NET CASH PROVIDED BY (USED IN) OPERATING           42        (71)       44
ACTIVITIES

II-   CASH FLOWS FROM INVESTING ACTIVITIES
------------------------------------------
Purchases of property and equipment and           (31)       (60)     (108)
intangible assets
Sales of property and equipment                    13         12         6
Purchases of investments and other financial        4          6        10
assets, net
Acquisitions of subsidiaries (1)                  (14)       (47)      164
Disposal of subsidiaries                            -          -         -
                                              --------------------------------
NET CASH PROVIDED BY (USED IN) INVESTING          (28)       (89)       72
ACTIVITIES

III- CASH FLOWS FROM FINANCING ACTIVITIES
-----------------------------------------
Payment of Contingent Value Rights               (196)
  attached to shares tendered in payment
  for Saatchi
Dividends paid to shareholders of Publicis        (31)       (28)      (27)
Groupe S.A.
Dividends paid to minority shareholders of        (17)       (14)      (25)
subsidiaries
Capital increase                                    1          6         1
Change in borrowings                              719        182       118
Change in the treatment of treasury stock(2)        0         34        34
                                              --------------------------------
NET CASH PROVIDED BY FINANCING ACTIVITIES         476        180       101

IV- IMPACT OF EXCHANGE RATE FLUCTUATIONS           (6)         8         3
-----------------------------------------

------------------------------------------------------------------------------
NET CHANGE IN CONSOLIDATED CASH FLOWS (I +        484         28       220
II + III + IV)
------------------------------------------------------------------------------

Cash and cash equivalents at beginning of         483        263       263
the period
Cash and cash equivalents at end of the           967        291       483
period (2)
                                              --------------------------------
Net change in cash and cash equivalents           484         28       220
------------------------------------------------------------------------------


(1) AFTER DEDUCTING THE NET CASH OF THE COMPANIES ACQUIRED ((EURO)235 MILLION IN NET CASH OF ZENITH MEDIA GROUP IN SEPTEMBER 2001)

(2) AS OF 2001, THE TREASURY SHARES WERE DEEMED EQUIVALENT TO MARKETABLE SECURITIES IN LIGHT OF THEIR NEW FUNCTION

V-  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(amounts in millions of euros, except per share data)

1-  ACCOUNTING POLICIES

Since January 1, 2000, the consolidated financial statements of Publicis Groupe S.A. and its subsidiaries ("Publicis") have been prepared in accordance with the new rules and accounting policies applicable to consolidated financial statements in France ("NOUVELLES REGLES ET METHODES RELATIVES AUX COMPTES CONSOLIDES") approved by the ministerial order of June 22, 1999 which enacted rule 99-02 of the French accounting rules and regulation committee (COMITE DE REGLEMENTATION COMPTABLE or CRC), in additional to the French national accounting committee's ("CNC's") recommendation of March 1999 with regard to interim financial statements. The application of CRC rule 2000-06 relating to liabilities as of January 1, 2002 did not have a material impact on the financial statements at January 1, 2002.

As of January 1, 2002, Publicis changed its presentation of the consolidated income statement, classifying the items that were previously presented as "Exceptional (expense) income, net of tax" as "Exceptional (expense) income" in their pre-tax amount, with the corresponding tax amount being presented under "Income taxes".

This had the following impact on the income statement lines concerned:

 (IN MILLIONS OF     Financial statements for       Financial statements for the
    EUROS)           the six months ended           year ended December 31, 2001
                       June 30, 2001
                    -----------------------------  -----------------------------
                    Pro      Reclass-    Published    Pro   Reclass-   Published
                    forma    ification   ---------   forma  ification  ---------
                    -----    ---------               -----  ---------
Exceptional          (21)      (21)          -       (24)      (24)        -
(expense) income
Income taxes         (33)        7         (40)      (78)       21       (99)
Extraordinary          -        14         (14)        -         3        (3)
(expense) income,               --                              --
net of tax
                                 0                               0

2-  CHANGES IN THE CONSOLIDATION SCOPE DURING THE FIRST HALF-YEAR 2002

The principal change in the consolidation scope for the six months ended June 30, 2002 as compared with the six months ended June 30, 2001 relates to the acquisition of an additional 25%-stake in Zenith Group which had previously been 50%-owned. In light of this acquisition, Zenith which had previously been accounted for under the equity method, is now fully consolidated. Other agency acquisitions - albeit on a smaller scale - were added to the consolidation scope such as Gravitas in Japan, Johnston & Associates in the United States, Magnesium in Belgium, Media Publics, Sales Story and ECA2 in France.

In total, these acquisitions contributed 7% to Publicis' consolidated revenues and 9% to the group's net income before goodwill amortization.
The 29% significant increase in consolidated billings in the first half of 2002 was achieved primarily through the contribution of the Zenith Media acquisition. However, given the particular nature of Zenith Media's business - space purchasing - with its high billings / revenue ratio, the overall impact on revenues was far less favorable.


3-  SUBSEQUENT EVENTS

All legal and administrative formalities have been completed and approved by the Publicis Groupe S.A. Shareholders' General Meeting of June 18, 2002, and a Meeting of the Bcom3 shareholders has been convened to ratify the transaction on September 20, 2002.

4-  INFORMATION ON THE BALANCE SHEET AND THE INCOME STATEMENT

4.1 GOODWILL AND NET INTANGIBLE ASSETS


Change in goodwill and other intangible assets, gross:

------------------------------------------------------------------------------
                                            GROSS BOOK VALUE
-------------------------------------------------------------------------------
    (IN MILLIONS EUROS)      GOODWILL      CLIENT        SOFTWARE      TOTAL
                                        RELATIONSHIPS   AND OTHER
                            ----------- -------------  -----------  ------------
-------------------------------------------------------------------------------
DECEMBER 31, 2000                   945            7           38          990
-------------------------------------------------------------------------------
Additions                           168          176            9          353
Disposals                            (6)           0           (2)          (8)
Translation and other                38            1            1           40
-------------------------------------------------------------------------------
DECEMBER 31, 2001                 1 145          184           46        1 375
-------------------------------------------------------------------------------
Additions                            39                         6           45
Disposals                            (4)                       (2)          (6)
Finalized purchase price
   allocation of Zenith               6          (21)           -          (15)
Translation and other               (90)         (14)          (3)        (107)
-------------------------------------------------------------------------------
JUNE 30, 2002                     1 096          149           47        1 292
-------------------------------------------------------------------------------



Changes in accumulated amortization of goodwill and other intangible assets:


--------------------------------------------------------------------------------
                                          ACCUMULATED AMORTIZATION
--------------------------------------------------------------------------------
    (IN MILLIONS OF EUROS)    GOODWILL      CLIENT       SOFTWARE      TOTAL
                                        RELATIONSHIPS   AND OTHER
                            ----------- -------------  ----------- -------------
--------------------------------------------------------------------------------
DECEMBER 31, 2000              84           3           19          106
--------------------------------------------------------------------------------
Additions                      63           3            5           71
Disposals                       0          (0)          (1)          (1)
Translation and other           5          (1)           4            7
--------------------------------------------------------------------------------
DECEMBER 31, 2001             152           5           27          183
--------------------------------------------------------------------------------
Additions                      28           3            3           34
Disposals                       0
Translation and other         (11)                      (1)         (12)
--------------------------------------------------------------------------------
JUNE 30, 2002                 169           8           29          205
--------------------------------------------------------------------------------



4.2  PROPERTY AND EQUIPMENT, NET

Changes in gross property and equipment

--------------------------------------------------------------------------------
                                                 GROSS VALUE
                                 -----------------------------------------------
     (IN MILLIONS OF EUROS)        Land and
                                   Buildings        Other           TOTAL
--------------------------------------------------------------------------------
DECEMBER 31, 2000                      74            710             784
--------------------------------------------------------------------------------
Consolidation scope additions           0             29              29
Additions                               2             97              99
Disposals                              (0)           (73)            (73)
Translation and other                  (2)            17              15
--------------------------------------------------------------------------------
DECEMBER 31, 2001                      74            780             854
--------------------------------------------------------------------------------
Consolidation scope additions                          4               4
Additions                                             26              26
Disposals                              (2)           (23)            (25)
Translation and other                  (2)           (61)            (63)
--------------------------------------------------------------------------------
JUNE 30, 2002                          70            726             796
--------------------------------------------------------------------------------

Changes in accumulated depreciation of property and equipment

-----------------------------------------------------------------------
                                       ACCUMULATED DEPRECIATION
                                 --------------------------------------
     (IN MILLIONS OF EUROS)        Land and
                                  Buildings      Other       TOTAL
-----------------------------------------------------------------------
DECEMBER 31, 2000                      15          439         454
-----------------------------------------------------------------------
Consolidation scope additions           0           20          20
Additions                               2           76          78
Disposals                               0          (61)        (61)
Translation and other                   2           10          12
-----------------------------------------------------------------------
DECEMBER 31, 2001                      19          484         503
-----------------------------------------------------------------------
Consolidation scope additions           0            2           2
Additions                               1           37          38
Disposals                               0          (15)        (15)
Translation and other                  (1)         (39)        (40)
-----------------------------------------------------------------------
JUNE 30, 2002                          19          469         488
-----------------------------------------------------------------------

4.3   OCEANE REDEMPTION PREMIUM

The gross amount of the Oceane redemption premium at June 30, 2002 came to
(euro)239 million. The redemption premium is amortized via the actuarial method over the term of the loan, i.e. 16 years. At June 30, 2002, the accumulated amortization of the premium was (euro)6 million.


4.4  MARKETABLE SECURITIES

As of June 30, 2002 the marketable securities portfolio had a net value of (euro)485 million, comprising:

o (euro)313 million in mutual funds, certificates of deposit and other marketable securities, an increase of (euro)271 million from December 31, 2001. This was due to the investment of the balance of the Oceane issued in January 2002 pending decisions concerning the recapitalization or refinancing of some of the Group's subsidiaries;

o (euro)172 million in treasury stock (after provisions of (euro)3 million). The variation in the treasury stock portfolio between December 31, 2001 and June 30, 2002 is as follows:


--------------------------------------------------------------------------------
                                                 GROSS      PROVISION
 (IN MILLIONS OF EUROS,            NUMBER OF    BALANCE        FOR         NET
  EXCEPT NUMBER OF SHARES)         SHARES     SHEET VALUE  DEPRECIATION   VALUE

--------------------------------------------------------------------------------
TREASURY STOCK AT DECEMBER 31,       4 630 427    138          (2)       136
2001 Purchases during the first      1 299 960     38           -         38
   half of 2002 at an average
   price of (euro)29
Exercised options                      (34 344)    (1)          -         (1)
Provision for depreciation              -           -          (1)        (1)
   of treasury stock
                                  ----------------------------------------------
TREASURY STOCK AT JUNE 30, 2002      5 896 043    175          (3)       172
--------------------------------------------------------------------------------

4.5  PROVISIONS FOR CONTINGENCIES AND CHARGES


------------------------------------------------------------------------------------------------------------------------------------
                        PENSIONS        LEGAL           DEFERRED        CLIENT  RESTRUC- ZENITH   PROPERTY      OTHER      TOTAL
(IN MILLIONS OF         AND             PROVISIONS        TAX           RISKS    TURING  EQUITY   COMMIT-
   EUROS)               OTHER                           LIABILITIES                      METHOD   MENTS
                        POST-EMPLOYMENT
                        BENEFITS
------------------------------------------------------------------------------------------------------------------------------------
DECEMBER 31, 2000       37              13               -              6       10       19       64            20         169
------------------------------------------------------------------------------------------------------------------------------------
Consolidation           3                -               -               -      -       (19)       -             6         (10)
   scope additions
Additions               8                3              10               -       9        -        4            14          47
Reversals              (5)              (3)             (2)              -      (4)       -       (9)          (16)        (39)
Translation and        12                1               6              (3)     (1)       -        -             3          18
   other
   Other               14                -              52               -       4        -       10             -          80
------------------------------------------------------------------------------------------------------------------------------------
DECEMBER 31, 2001      69               14              66               3      18        -       69            27         266
------------------------------------------------------------------------------------------------------------------------------------
Consolidation           1                                                                                                    1
   scope additions
Additions               3                1               1                       1                               4          10
Reversals              (3)              (2)             (1)             (1)     (7)               (7)           (6)        (27)
Reclassification
   as other            (5)                                                                                      (6)        (11)
   creditors
Translation and        (1)              (1)             (5)                                       (6)           (2)        (15)
   other
------------------------------------------------------------------------------------------------------------------------------------
JUNE 30, 2002          64               12              61               2      12                56            17         224
------------------------------------------------------------------------------------------------------------------------------------



4.6  BANK BORROWINGS AND OVERDRAFTS


--------------------------------------------------------------------------
                                                  JUNE 30,   December 31,
            (IN MILLIONS OF EUROS)                2002        2001
--------------------------------------------------------------------------

2% debenture loan exchangeable into IPG            200         200
securities - December 2001
2.75% Oceane - January 2002                        690           -
2.75% Oceane - January 2002 - redemption           239           -
   premium
Other loans and short-term credit lines            328         549
Accrued loan interest                                5           -
Bank overdrafts                                    280         316

Obligations under capital leases                     4           4
--------------------------------------------------------------------------
TOTAL                                            1 746       1 069
--------------------------------------------------------------------------


ANALYSIS BY DATE OF MATURITY

--------------------------------------------------------------------------
                                                  JUNE 30,   December 31,
            (IN MILLIONS OF EUROS)                2002        2001
--------------------------------------------------------------------------

Due in less than one year                           510         758
Due in one to five years                             94         103
Due in more than five years                       1 142         208
--------------------------------------------------------------------------
TOTAL                                             1 746       1 069
--------------------------------------------------------------------------

ANALYSIS BY CURRENCY

--------------------------------------------------------------------------
                                                  JUNE 30,   December 31,
            (IN MILLIONS OF EUROS)                2002        2001
--------------------------------------------------------------------------

Euros                                            1 282         592
U.S. dollars                                       325         328
Other currencies                                   139         149
--------------------------------------------------------------------------
TOTAL                                            1 746       1 069
--------------------------------------------------------------------------

ANALYSIS BY TYPE OF INTEREST RATE

Borrowings (excluding overdrafts and the Oceane redemption premium) can be broken down as follows:
- fixed-rate loans (two thirds of total borrowings); average rate for the first half of the year: 2.6%,
- variable-rate loans (one third of the borrowings); average rate for the first half of the year: 3.2%.


4.7   OFF-BALANCE SHEET COMMITMENTS

The nature and amount of off-balance sheet commitments as described in the reference document for 2001, did not vary significantly with respect to December 31.

They mainly comprise:
o     the commitment to purchase 25% of Zenith Optimedia Group
o the commitments relating to two debenture loans issued by Publicis Groupe S.A., namely:
          - The 2% December 2001 IPG exchangeable debenture loan of (euro)200 million
          -    The 2.75% January 2002 Oceane of (euro)690 million


4.8  DEPRECIATION AND AMORTIZATION EXPENSE

----------------------------------------------------------------------------
               (IN MILLIONS OF EUROS)                 JUNE 30,   June 30,
                                                        2002       2001
----------------------------------------------------------------------------

Amortization of other intangible assets (excluding        (4)        (3)
   goodwill)
Depreciation of property and equipment                   (38)       (38)
                                                     -----------------------
DEPRECIATION AND AMORTIZATION OF OTHER INTANGIBLE        (42)       (41)
   ASSETS AND PROPERTY AND EQUIPMENT
Amortization of goodwill                                 (30)       (20)
                                                     -----------------------

TOTAL DEPRECIATION AND AMORTIZATION                      (72)       (61)
----------------------------------------------------------------------------

The increase in goodwill amortization is essentially due to the additional impact of the Zenith Group acquisition in addition to an exceptional goodwill amortization charge in the United States.



4.9  FINANCIAL (EXPENSE) INCOME


------------------------------------------------------------------------
        (IN MILLIONS OF EUROS)          JUNE 30, 2002   June 30, 2001
------------------------------------------------------------------------

Interest and other financial expense,         (7)            (14)
   net
Exchange losses, net                           -              (4)
Dividends received from                        1               2
   non-consolidated affiliates
Accrued losses on treasury shares             (1)              -
------------------------------------------------------------------------
TOTAL                                         (7)            (16)
------------------------------------------------------------------------

4.10  EXCEPTIONAL (EXPENSE) INCOME

Exceptional items can be broken down as follows:

--------------------------------------------------------------------------
           (IN MILLIONS OF EUROS)            JUNE 30, 2002  June 30, 2001
--------------------------------------------------------------------------

Cessation of activity and downsizing              (5)              (8)
measures

Interactive businesses:
     - cessation of activity                       -               (5)
     - non-recurring operating losses              -               (8)

Capital gain on the disposal of assets             2                -

--------------------------------------------------------------------------
EXCEPTIONAL EXPENSE                               (3)             (21)
--------------------------------------------------------------------------


4.11  INCOME TAXES

The effective tax rate was 31.4% for the first half of 2002, in line with the effective rate calculated on the basis of the most recently produced Group forecasts for the full-year 2002 for, compared with 30.7% for the first half of 2001 and 32.1% (excluding the capital gain on the disposal of the 25%-stake in Optimedia) for 2001.


5-  SEGMENT INFORMATION

o     INFORMATION BY GEOGRAPHIC SECTOR


--------------------------------------------------------------------------------
   (IN MILLIONS OF EUROS)      France  Other     North    Rest of       TOTAL
                                       Europe   America    World
--------------------------------------------------------------------------------

SIX MONTHS TO JUNE 30, 2002
Reconstituted billings             936    2 853     4 870    1 048     9 707
Revenues                           185      345       503      143     1 176
Operating income                    33       48        63        9       152
Net income after tax, Group         20       21        44        -        85
   interest *
Goodwill, property and             100      286       884      125     1 395
   equipment and intangible
   assets, net

--------------------------------------------------------------------------------
SIX MONTHS TO JUNE 30, 2001
Reconstituted billings             914    1 954     3 681      989     7 538
Revenues                           192      316       503      137     1 148
Operating income                    40       46        56        7       149
Net income after tax, Group         10       28        35        1        74
   interest *
Goodwill, property and             115      194       903      141     1 353
   equipment and intangible
   assets, net

--------------------------------------------------------------------------------
YEAR TO DECEMBER 31, 2001
Reconstituted billings           1 812    4 573     8 120    2 162    16 667
Revenues                           383      714     1 035      302     2 434
Operating income                    66      110       138       29       343
Net income after tax, Group         12       77       100       10       199
   interest *
Goodwill, property and             114      297     1 001      131     1 543
   equipment and intangible
   assets, net
--------------------------------------------------------------------------------

(*) BEFORE GOODWILL AMORTIZATION


o     INFORMATION BY BUSINESS SEGMENT


-----------------------------------------------------------------------------
   (IN MILLIONS OF EUROS)       Communication     Other activities   Total
-----------------------------------------------------------------------------
SIX MONTHS TO JUNE 30, 2002
Reconstituted billings              9 439            268              9 707
Goodwill, property and              1 340             55              1 395
equipment and intangible
assets, net

-----------------------------------------------------------------------------
SIX MONTHS TO JUNE 30, 2001
Reconstituted billings              7 215            323              7 538
Goodwill, property and              1 304             49              1 353
equipment and intangible
assets, net

-----------------------------------------------------------------------------
YEAR TO DECEMBER 31, 2001
Reconstituted billings             16 117            550             16 667
Goodwill, property and              1 482             61              1 543
equipment and intangible
assets, net
-----------------------------------------------------------------------------



6- OTHER INFORMATION


6.1  GROUP HEADCOUNT

The Group had a workforce of 19,846 at June 30, 2002, down from 20,592 at December 31, 2001. The net impact of the change in consolidation scope led to a workforce increase of 299, mostly offset by the downsizing measures leading to a reduction of 985 staff.



6.2  SHARE SUBSCRIPTION PROGRAM

Outstanding options at June 30, 2002:

------------------------------------------------------------------------------------------------
                                      PUBLICIS          SAATCHI         NELSON      TOTAL
                                                        & SAATCHI
------------------------------------------------------------------------------------------------

Options outstanding at December 31,     4 075 285         266 046       518 730      4 860 061
   2001

Options awarded during the first          324 600               -             -        324 600
   half of 2002

Options exercised during the first        (26 880)       (171 399)      (34 344)      (232 623)
   half of 2002
------------------------------------------------------------------------------------------------
OPTIONS OUTSTANDING AT JUNE 30, 2002    4 373 005          94 647       484 386      4 952 038
------------------------------------------------------------------------------------------------


6.3  PARENT COMPANY CAPITAL STOCK

In light of the options that were exercised during the first half of 2002, the capital stock of Publicis Groupe S.A. increased from (euro)55,840 thousand at December 31, 2001 to (euro)55,919 thousand at June 30, 2002, divided into 139,798,275 shares with a par value of (euro)0.40.

At June 30, 2002 the ownership structure in terms of shareholdings and voting rights was as follows:


                        --------------------------------------------------------
                         SHARES OWNED      %        VOTING RIGHTS    %
--------------------------------------------------------------------------------

Elisabeth Badinter       7 766 800        5.56%       15 533 600        8.99%

Somarel                 30 960 000       22.15%       61 916 400       35.83%

Treasury stock           5 896 043        4.22%                -           -

Public                  95 175 432       68.08%       95 345 698       55.18%
--------------------------------------------------------------------------------
TOTAL                  139 798 275      100.00%      172 795 698      100.00%
--------------------------------------------------------------------------------


ACTIVITY REPORT

Clearly the most important event in the first half of this year was the March 7 announcement of the merger of Publicis and Bcom3, an unprecedented agreement of historic significance that will create the world's fourth largest advertising group. This was associated with an agreement for a strategic long-term partnership with Dentsu, the leading advertising group in Japan and Asia as a whole. Revenues of Publicis in its new form should reach approximately EUR 4.6 billion, compared with EUR 2.4 billion in 2001.
The Bcom3 acquisition is worth EUR 3.4 billion on the basis of a per-share value of EUR 30.50. Even before allowance for synergies resulting from business integration, the transaction will have an accretive impact on Publicis earnings per share before amortization of goodwill. The transaction is structured to keep the issue of new shares to a minimum. Half of the merger consideration will be in new shares, of which a large part will be held by Dentsu, and the other half in the form of bonds redeemable in new or existing shares and bonds with attached equity warrants, thus spreading out the issue of new shares over time or even eliminating some issues. With a view to limiting the market impact of new shares, lock-up agreements ensure that shares cannot be sold before a defined period has lapsed.
The transaction is now expected to be closed after September 20. While the Commission des Operations de Bourse in France and competition authorities in both the European Union and the United States granted approval rapidly, and our own shareholders voted favorably on June 18, the review conducted by the SEC in the US is proving more detailed and longer than initially anticipated. Until this review was completed, the shareholders of Bcom3 were not be able to vote on the transaction.
Turning to trends on world advertising markets in the first half of 2002, the pattern was unfortunately similar to that of last year, or worse. This was partly expected, since a comparison with the beginning of 2001 could only be unfavorable, but market contraction in the second quarter of this year exceeded even the more pessimistic forecasts. Going by sector data, the overall decline in the world market could well have reached 6% in the first half as a whole. Advertisers continue to steer an extremely wary course and visibility remains very poor, making it hard to foresee when advertising expenditure might head up again. Year-on-year figures for the second half of this year should normally show an improvement, since they will be based on comparisons with the most unfavorable period of 2001. Forecasts from specialized institutes call for the market to decline approximately 2% full year on the assumption that recovery starts to take shape in the closing quarter. This does not appear consistent with our own observations, and our estimates thus remain very tentative.
Against this backdrop, Publicis has continued to do better than the market and most of its competitors, but the organic decline in our business nonetheless steepened from 2.2% in the first quarter to 4.8% in the second. This was partly attributable to the loss of accounts including Saturn, FritoLay and Lloyds TSB in preceding months, but also reflected tougher than expected conditions in Germany and our other major markets in Europe. Despite this, our business showed a nominal rise of 2.4% in the first half, and the organic decline was limited to 3.6%, a figure that compares very favorably with those for most of our competitors, which suffered declines ranging from 5 to 10%
The Group put in a strong showing at the Cannes International Advertising Festival. Saatchi & Saatchi was the top performer with the highest number of points, winning 33 Lions altogether, including eleven Gold, in all sections and the Grand Prix in the Press section.
Turning to new business, after a first quarter with little activity for major international accounts, trends were a little firmer in the second, and Publicis scored a net gain of EUR 810 million in the first half, winning a large number of domestic and international accounts. Gains in the first quarter were unfortunately more than offset by the loss of the Saturn account in the US and the Lloyds TSB account in the UK, but results in the second quarter were more in keeping with our usual standards of performance.

Over the six months, Publicis continued expansion in Specialized Agencies and Marketing Services (SAMS) with acquisitions including GRAVITAS, a Japanese relationship marketing agency, JOHNSTON & ASSOCIATES, a US agency lobbying the US Congress and federal government on private and public-sector issues, and MAGNESIUM, a Belgian marketing services specialist. In France they included MEDIA PUBLICS (business tourism), SALES STORY (relationship marketing) and ECA 2 (events), three businesses usefully extending the scope of Publicis Dialog. Our offer in the Netherlands was rounded out with the acquisition of public relations agency Van Sluis Consultants in July 2002. The Publicis Worldwide network has also doubled its size on the Mexican market, acquiring the ARREDONDO/DE HARO advertising agency and taking over design agency ARTYMANA in July 2002.

STATEMENT OF INCOME

Consolidated billings for the first half of 2002 came to EUR 9.7 billion, 28.8% more than the EUR 7.5 billion recorded in the same period of 2001. This rate does not reflect the real achievements made by our group, since it results from the consolidation of Zenith Media and the expansion of our media-buying business, which is associated with high billings but lower revenues than for creative work.
Consolidated group revenues for the first half rose 2.4% from the previous year to total EUR 1,176 million. The increase was attributable to changes in the scope of consolidation, in particular the inclusion of Zenith Media. Exchange rates had a moderately negative impact, trimming EUR 4 million off the total. Excluding the impact of exchange rates and changes in the scope of consolidation, revenues showed an organic decline of 3.6%. It reflected a decline of 6.2% for Publicis Worldwide, an increase of 0.3% for Saatchi & Saatchi Worldwide, and declines of 12% for Fallon Worldwide and 0.9 % for Media & Regies Europe.
Like-for-like declines in revenues were 3.3% in Europe and 6.2% North America. Other geographical regions showed organic rises reaching 3.4% in the Asia Pacific area and 9.5% for the rest of the world.
Payroll expense was equal to 58.5% of revenues, down from 59.2% in the first half of 2001. The major savings achieved in this area in 2001 were in large part offset by ensuing changes in the scope of consolidation. Other operating expense edged up from 25% of revenues in the first half of 2001 to 25.9% in the same period of this year.
Depreciation amounted to EUR 42 million compared with EUR 41 million in the first half of 2001.
Operating income was up 2% from EUR 149 million to EUR 152 million. EBITDA/revenues and EBIT/revenues held steady in the first half at 16.5% and 13%, respectively.
Interest and other financial expense fell from EUR 16 million to EUR 7 million, a decline essentially due to the positive effects of recent refinancing with convertible and exchangeable bonds carrying low coupons and a fall in interest rates over the period. Exceptional items represented a net charge of EUR 3 million compared with a charge of EUR 21 million in the first half of 2001. They were principally costs relating to the closure of businesses in several countries.
The average rate of taxation came to 31.4%, showing little change from the first half of 2001 and remaining in line with estimates for the full-year rate in 2002. Interests in the income of affiliates accounted for by the equity method declined sharply as a result of the full consolidation of Zenith Media following its tie-up with Optimedia. For the same reason, minority interests in earnings increased from 2001 to 2002.
Amortization of goodwill on acquisitions amounted to EUR 30 million compared with EUR 20 million in the first half of 2001. The rise reflects recent acquisitions including a number of specialized agencies and marketing service businesses as well as an additional 25% interest in Zenith Media.

Consolidated net income excluding minorities amounted to EUR 85 million before amortization of goodwill, a rise of 15% from EUR 74 million in the first half of 2001. After amortization of goodwill, net income excluding minorities was EUR 55 million, showing a rise of 2% from the first half of 2001.
Net earnings per share before amortization of goodwill came to EUR 0.60 in the six months to June 30, 2002, 15% more than the EUR 0.53 per share recorded for the period to June 30, 2001. Diluted net income per share before amortization of goodwill rose 14% over the same period.

BALANCE SHEET & DEBT

Consolidated shareholders' equity amounted to EUR 344 million at June 30, 2002 compared to EUR 372 million at December 31, 2001. Excluding minorities, the amount was EUR 267 million compared with EUR 283 million at December 31, 2001. The group's net financial debt at December 31, 2001 amounted to EUR 465 million, comprising EUR 270 million in ordinary net debt and EUR 195 million in CVR (Contingent Value Rights) commitments. At June 30, 2002, it showed a slight rise to EUR 498 million, mainly as a result of a further increase in working capital requirement. Net financial debt thus represented 1.3 times shareholders' equity and 2.6 times EBITDA. We remind you that at the beginning of January 2002, our group completed the refinancing of debt initiated in December 2001 with a EUR 690 million issue of bonds convertible into new shares or existing shares, the yield to maturity on these bonds being 2.75%. Cash flow from operations came to EUR 140 million in the first half of 2002, a rise of 11.1% from EUR 126 million in the same period of 2001. We remind you that in early May 2002 the group paid EUR 196 million to holders of Publicis CVRs in fulfillment of the commitments given to the former shareholders of Saatchi & Saatchi in 2000.
Working capital requirement for the period showed a rise of EUR 99 million a disappointing result which nonetheless compares well with a rise of EUR 198 million in the six months to June 30, 2001. Acquisitions net of divestments amounted to EUR 14 million in the first half of 2002.

2002 OUTLOOK

The poor visibility of advertising markets was unfortunately confirmed in the second quarter of 2002, with a steepening decline reaching around 6% for the first half of the year. More encouragingly, our recent performance in new business demonstrate our ability to win ground in tough conditions. These gains will for the most part start to show benefits from October or November on.
We now feel assured of maintaining margins for this year at the healthy levels recorded in 2001. Our priorities are thus to prepare for the integration of Bcom3 after closing, expected for September 20 and to consolidate client loyalty with innovative service meeting the highest standards. We will also be working to further improve margins and we are maintaining our target for EBIT equal to 15% of revenue at the end of 2003, following integration of Bcom3. We also confirm our forecast that our group's performances for 2002 should be better than the market's.

VI- STATUTORY AUDITORS' REPORT ON THE LIMITED REVIEW OF THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

      (Articles L. 232-7 of the French Commercial Code and 297-1 of the French ministerial order dated March 23, 1967)

      (Free translation of the French original)

In our capacity as statutory auditors of Publicis Groupe S.A., and in accordance with article L. 232-7 of the French Company Law (Code de Commerce), we have performed the following procedures:

 - a review of the accompanying consolidated interim financial statements of Publicis Groupe S.A., relating to the period from January 1, 2002 to June 30, 2002,

 - an examination of the information provided in the Company's interim report.

These interim consolidated financial statements are the responsibility of the Management Board. Our responsibility is to issue a report on these financial statements based on our review.

We conducted our review in accordance with French professional standards. These standards require that we plan and perform the review to obtain moderate assurance, lesser than that which would result from an audit, as to whether the consolidated interim financial statements are free from material misstatement. The review excluded certain audit procedures and was limited to performing analytical procedures and to obtaining information from Company management and other appropriate sources.


Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial statements do not present fairly, in all material respects, the financial position of the Group and the results of its operations for the period then ended in conformity with French accounting principles.

We have also examined, in accordance with French professional standards, the information contained in the interim report on the consolidated interim financial statements that were the subject of our review.

We have nothing to report with respect to the fairness of such information and its consistency with the consolidated interim financial statements.

Paris,
September 10, 2002



                             The statutory auditors





            Mazars & Guerard                      Ernst & Young Audit
           Frederic Allilaire                        Bruno Perrin